Via Facsimile and U.S. Mail
Mail Stop 4720

November 13, 2009

Mr. Simon Lowth
Chief Financial Officer
Astrazeneca PLC
15 Stanhope Gate
London, W1K 1LN

**Re:     Astrazeneca PLC
        Form 20-F for the Fiscal Year Ended December 31, 2008
        File No. 1-11960**

Dear Mr. Lowth:

    We have completed our review of your Form 20-F and have no further comments at this time.

                        Sincerely,


                        Gus Rodriguez
                        Accounting Branch Chief